UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 19)*

                            Advanced Magnetics, Inc.
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   00753P 10 3
                                   -----------
                                 (CUSIP Number)


                                December 31, 2004
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /          Rule 13d-1(b)

        / /          Rule 13d-1(c)

        /X/          Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



           Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.  00753P  10  3



     1. Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Jerome Goldstein


     2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)


     3. SEC Use Only


     4. Citizenship or Place of Organization

        United States



Number of             5.  Sole Voting Power:  172,325
Shares Bene-
ficially by           6.  Shared Voting Power:  793,400
Owned by Each
Reporting             7.  Sole Dispositive Power:  172,325
Person With:
                      8.  Shared Dispositive Power: 793,400


     9. Aggregate Amount Beneficially Owned by Each Reporting Person: 965,725

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): See Item 4(a)

    11. Percent of Class Represented by Amount in Row (9): 12.1%

    12. Type of Reporting Person (See Instructions)


          IN

Item 1.

     (a) Name of Issuer

         Advanced Magnetics, Inc.

     (b) Address of Issuer's Principal Executive Offices

         61 Mooney Street, Cambridge, MA  02138

Item 2.
     (a) Name of Person Filing

         Jerome Goldstein

     (b) Address of Principal Business Office or, if none, Residence

         c/o Advanced Magnetics, Inc. 61 Mooney Street Cambridge, MA 02138

     (c) Citizenship

         United States

     (d) Tile of Class of Securities

         Common Stock, $.01 par value per share

     (e) CUSIP Number

         00753P  10  3

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

     (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) / / Insurance company as defined inn section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) / / An investment adviser in accordance with ss.240.13d-l(b)(1)(ii)(E);

     (f) / / An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

     (h) / / A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) / / Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

SEC 1745 (12-02)


Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

         965,725. This amount does not include 156,287 shares held directly by spouse. This amount includes 12,422 shares issuable to Mr. Goldstein pursuant to options exercisable within 60 days of December 31, 2004.

     (b) Percent of class:

         12.1% (based on 7,997,557 shares of Common Stock reported by the Company's transfer agent as outstanding at the close of business on December 31, 2004 in addition to 12,422 shares issuable to Mr. Goldstein pursuant to options exercisable within 60 days of December 31, 2004).

     (c) Number of shares as to which the person has:

           (i) Sole power to vote or to direct the vote: 172,325

          (ii) Shared power to vote or to direct the vote: 793,400

         (iii) Sole power to dispose or to direct the disposition of: 172,325

          (iv) Shared power to dispose or to direct the disposition of: 793,400

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Inapplicable.

Item 8.  Identification and Classification of Members of the Group

         Inapplicable.

Item 9.  Notice of Dissolution of Group

         Inapplicable.

Item 10. Certification

         Inapplicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                       February 10, 2005
                                       -----------------
                                            Date


                                       /s/ Jerome Goldstein
                                       ---------------------
                                             Signature


                                       Jerome Goldstein, President and CEO
                                       -----------------------------------
                                             Name/Title